Exhibit 4.1

DESCRIPTION OF REGISTRANT’S SECURITIES

REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

As of December 31, 2023, ElectraMeccanica Vehicles Corp. (the “Company”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): common shares, without par value.

The Company’s authorized capital consists of an unlimited number of common shares, without par value, and an unlimited number of preferred shares, without par value.  As of March 7, 2024, the Company had 119,495,465 common shares outstanding and no preferred shares outstanding.

The following summary description is based on the provisions of the Company’s notice of articles and articles of incorporation (the “Articles”) and the applicable provisions of the Business Corporations Act (British Columbia) (the “BCBA”) and other applicable Canadian laws. This description is not complete and is subject to, and qualified in its entirety by reference to, the Articles, which are incorporated by reference as an exhibit to the Company’s Annual Report on Form 10-K of which this Exhibit 4.1 is a part, the BCBA and the other Canadian laws summarized below.

Common Shares

Voting Rights

The holders of the Company’s common shares are entitled to receive notice of and attend (in person or by proxy) and be heard at all meetings of the shareholders of the Company (other than separate meetings of the holders of shares of any other class of shares or any series of shares of such other class of shares, if any). The holders of the Company’s common shares are entitled to vote at all such meetings, with each holder of common shares being entitled to one vote per common share held at all such meetings.

With the exception of special resolutions (i.e., resolutions in respect of fundamental changes to the Company, including the sale of all or substantially all of the Company’s assets, a merger or other arrangement or an alteration to the Company’s authorized capital that is not allowed by resolution of the directors) that require the approval of holders of two-thirds of the outstanding common shares entitled to vote at a meeting, either in person or by proxy, resolutions to approve matters brought before a meeting of the Company’s shareholders require approval by a simple majority of the votes cast by shareholders entitled to vote at a meeting, either in person or by proxy.

Dividends

Subject to any preference as to the payment of dividends provided to any shares ranking in priority to the Company’s common shares (if any then outstanding), the holders of common shares shall be entitled to participate equally with each other as to dividends, as and when declared by the Company’s board of directors, out of moneys properly applicable to the payment of dividends, in amounts per share and at the same time on all such common shares at the time outstanding as the Company’s board of directors may from time to time determine.

Liquidation, Dissolution and Winding-Up Rights

In the event of the liquidation, dissolution or winding-up or other distribution of assets among the Company’s shareholders for the purpose of winding up the Company’s affairs, all of the property and assets of the Company which remain after payment to the holders of any shares ranking in priority to the common shares in respect of payment upon liquidation, dissolution or winding-up (if any then outstanding) of all amounts attributed and properly payable to such holders of any such other shares in the event of such liquidation, dissolution, winding-up or distribution, shall be paid or distributed equally, share for share, to the holders of the common shares without preference or distinction.

Fully Paid and Non-Assessable

All outstanding common shares of the Company are duly authorized, validly issued, fully paid and non-assessable.

Other Matters

There are no preemptive, conversion or redemption privileges, nor sinking fund provisions with respect to the Company’s common shares.  The provisions in the Articles attaching to its common shares may be altered, amended, repealed, suspended or changed by the affirmative vote of the holders of not less than two-thirds of the Company’s outstanding common shares.

Preferred Stock

The Company’s preferred shares may include one or more series and, subject to the BCBA, the directors may, by resolution, if none of the shares of that particular series are issued, alter the Articles and authorize the alteration of the Company’s Notice of Articles, as the case may be, to do one or more of the following:

(a)	determine the maximum number of shares of that series that the Company is authorized to issue, determine that there is no such maximum number, or alter any such determination;
(b)	create an identifying name for the shares of that series, or alter any such identifying name; and
(c)	attach special rights or restrictions to the shares of that series, or alter any such special rights or restrictions.

Anti-Takeover Effects of Canadian Law and the Articles

Canadian Law

There is no limitation imposed by Canadian law or by the Articles or other constituent documents of the Company on the right of a non-resident to hold or vote common shares of the Company. However, the Investment Canada Act (Canada) (the “Investment Canada Act”) has rules regarding certain acquisitions of shares by non-Canadians, along with other requirements under that legislation. Similarly, the Competition Act (Canada) (the “Competition Act”) includes a mandatory notification regime for certain types of transactions that meet prescribed thresholds, and which applies to both Canadians and non-Canadians. These are summarized below:

(a)	Investment Canada Act

The following discussion summarizes the principal features of the Investment Canada Act for a “non-Canadian” (as defined under the Investment Canada Act) who proposes to acquire common shares of the Company. The discussion is general only; it is not a substitute for independent legal advice from an investor’s own advisor; and it does not anticipate statutory or regulatory amendments.

The Investment Canada Act is a federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures (each an “entity”). Investments by non-Canadians to acquire control (as defined in the Investment Canada Act) over existing Canadian businesses or to establish a new Canadian business are either reviewable or notifiable under the Investment Canada Act. If an investment by a non-Canadian to acquire control over an existing Canadian business is reviewable under the Investment Canada Act, the Investment Canada Act generally prohibits implementation of the investment unless, after review, the Minister of Innovation, Science and Industry (the “Minister”) is satisfied that the investment is likely to be of net benefit to Canada.

A non-Canadian would acquire control of the Company for the purposes of the Investment Canada Act through the acquisition of common shares if the non-Canadian acquired a majority of the voting interests in the Company.

Further, the acquisition of less than a majority but one-third or more of the voting interests in the Company by a non-Canadian would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of such voting interests.

Different thresholds determine the extent to which an acquisition of control is reviewable or notifiable, which are principally driven by the identity of the non-Canadian and the manner in which the Canadian business will be acquired (i.e., directly or indirectly).

For a direct acquisition that would result in an acquisition of control of the Company, if the entity acquiring control is not controlled by persons who are nationals or permanent residents of World Trade Organization (“WTO”) member nations (“WTO Investors”), a proposed investment generally would be reviewable where the value of the acquired assets is CAD$5 million or more.

For a proposed indirect acquisition by an investor other than a so-called “WTO investor” that would result in an acquisition of control of the Company through the acquisition of a non-Canadian parent entity, the investment generally would be reviewable where the value of the assets of the entity carrying on the Canadian business, and of all other entities in Canada, the control of which is acquired, directly or indirectly, is CAD$50 million or more.

In the case of a direct acquisition by a WTO investor that is not a state-owned enterprise, the threshold is significantly higher. An investment in common shares of the Company by a WTO investor that is not a state-owned enterprise would be reviewable only if it was an investment to acquire control of the Company and the enterprise value of the assets of the Company was equal to or greater than a specified amount, which is published by the Minister after its determination for any particular year. For 2024, this amount is CAD$1.326 billion (unless the investor is controlled by persons who are nationals or permanent residents of countries that are party to one of a list of certain free trade agreements, in which case the amount is CAD$1.989 billion for 2024); each year, both thresholds are adjusted by a GDP (Gross Domestic Product) based index.

The higher WTO threshold for direct investments and the exemption for indirect investments do not apply where the relevant Canadian business is carrying on a “cultural business”. The acquisition of a Canadian business that is a “cultural business” is subject to lower review thresholds under the Investment Canada Act for cultural sector policy reasons.

All reviewable and notifiable transactions, as well as transactions to acquire, in whole or in part, or to establish an entity carrying on all or any part of its operations in Canada where the entity has a place of business in Canada, or individuals located in Canada employed in connection with the entity’s operations, or assets in Canada used in carrying out the entity’s operations, are subject to the jurisdiction of the Investment Canada Act’s national security regime.

Within 45 days of filing (for reviewable and notifiable transactions) or within five years of closing (for non-notifiable transactions), if  the Minister has reasonable grounds to believe that an investment by a non-Canadian “could be injurious to national security,” the Minister may send the non-Canadian a notice indicating that an order for review of the investment may be made.

Certain transactions by non-Canadians, except those to which the national security provisions of the Investment Canada Act may apply, relating to common shares of the Company are exempt from the Investment Canada Act, including:

(a)	the acquisition of the Company’s common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;
(b)

the acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions on the Investment Canada Act, if the acquisition is subject to approval under the Bank Act, the Cooperative Credit Associations Act, the Insurance Companies Act or the Trust and Loan Companies Act; and

(c)

the acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of common shares, remained unchanged.

(b)	Competition Act

The Competition Act has rules regarding certain acquisitions of shares by Canadians and non-Canadians, along with other requirements under that legislation. The Competition Act is agnostic as to the geographic location of an entity or person that is subject to the scope of its regime. Accordingly, the following discussion summarizes how the merger pre-notification provisions of the Competition Act could apply to a person or entity who proposes to acquire common shares of the Company.

The Competition Act features a mandatory notification regime for acquisitions involving companies that maintain an operating business in Canada. Any person or entity that proposes to acquire 20% or more of the voting shares of a publicly-traded corporation carrying on an operating business or 35% or more of the voting shares of a privately-held corporation or non-corporate entity carrying on an operating business must notify the Competition Bureau of Canada (the “Bureau”) of the proposed transaction in advance of closing and observe statutory waiting periods, if the proposed transaction exceeds the applicable financial thresholds.

There are two cumulative thresholds that must be met:

•

Size of Parties Threshold. The parties’ (and their respective affiliates’) combined assets in Canada (i.e., including purchaser and target’s assets) have a book value of greater than CAD$400 million or they produce combined annual revenues from sales in, from or into Canada of greater than CAD$400 million; and

•	Size of Transaction Threshold. The target’s total assets in Canada or annual revenues generated in or from Canada using those assets is greater than CAD$93 million.

Failing to meet either threshold means that a Competition Act notification will not be required. If a proposed acquisition is notifiable, the parties must notify the Bureau of the transaction prior to closing and must not close the transaction until the earlier of (a) the expiry of the applicable waiting period or (b) the receipt of a positive clearance decision from the Bureau, in the form of an Advance Ruling Certificate or No Action Letter (in the latter case, such decision would be accompanied by a waiver of the applicable waiting period).

The Bureau assesses transactions to determine if they are likely to lessen or prevent competition substantially in any market in or including Canada. Even where a transaction does not exceed the applicable thresholds and is not subject to mandatory notification, the Bureau retains the jurisdiction to commence an investigation and challenge a transaction up to one year after closing.

Articles

Provisions of the Articles may delay or discourage transactions involving an actual or potential change in control of the Company or change in its management, including transactions in which shareholders might otherwise receive a premium for their shares, or transactions that its shareholders might otherwise deem to be in their best interests. Among other things, the Articles:

•	provide that only the Company’s board of directors may call a special meeting of shareholders;
•	provide that any casual vacancy occurring in the Company’s board of directors may be filled by the remaining directors;
•	set forth specific procedures and requirements regarding how the Company’s shareholders may present proposals or nominate directors for election at shareholder meetings;
•	do not provide for cumulative voting rights for the election of directors; and
•	permit the Company’s board of directors to issue preferred shares without shareholder approval.

Transfer Agent and Registrar

The Company’s common shares are recorded in registered form on the books of the Company’s transfer agent, VStock Transfer, LLC, located 18 Lafayette Place, Woodmere, New York 11598.

Listing

The Company’s common shares are traded on the Nasdaq Capital Market under the symbol “SOLO”.